Small Cap Value Fund, Inc.
8150 N. Central Expwy #M1120
Dallas, Texas 75206

July 22, 2015



VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                Re: Small Cap Value Fund, Inc. - CIK # 0001330833

            Request for Withdrawal of Form 13F-HR filed on
                    EDGAR form type "13F-HR" on 7/22/2015
                               File No. 028-16948

Ladies and Gentlemen:

Please withdraw the erroneous "13F-HR" filing as accepted by the Commission on July 22, 2015. This should have been filed under the CIK number for Adams Asset Advisors, CIK #0001386929, which was done after discovering our error.

                                         Sincerely,


                                         /s/ Steven Adams
                                         Chief Compliance Officer